CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603


                                January 20, 2005

Claymore Securities, Inc.
2455 Corporate West Drive
Lisle, Illinois  60532

The Bank of New York
101 Barclay Street
New York, New York  10286

             Re: Claymore Securities Defined Portfolios, Series 211
                     Multiple Asset Portfolio Plus, Series 1

Gentlemen:

     We have acted as counsel to Claymore Securities Defined Portfolios, Series 211 (the "Fund"), in connection with the issuance of Units of fractional undivided interest in the Multiple Asset Portfolio Plus, Series 1 (the "Trust(s)"), under a Reference Trust Agreement dated January 20, 2005 (the "Indenture") between Claymore Securities, Inc., as Sponsor, Depositor and Evaluator, and The Bank of New York as Trustee.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that the Trust(s) will be administered, and investments by the Trust(s) from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The assets of each Trust will consist of a portfolio of equity securities (the "Securities") as set forth in the Prospectus. For purposes of the following discussion and opinion, it is assumed that the Trust holds (i) stock in foreign and domestic corporations (the "Stocks") (ii) interests in qualified regulated investment companies ("RICs") under the Internal Revenue Code of 1986 (the "Code") (the "RIC Shares") and
(iii) interests in a real estate investment trust (the "REIT Shares"). All of the assets of the Trust are referred to herein as the "Securities." For purposes of the following discussion and opinion, it is assumed that each Stock is equity for Federal income tax purposes, each RIC Share is a share in an entity treated as a regulated investment company (a "RIC") for federal income tax purposes and each REIT Share is a share in an entity treated as a real estate investment trust for federal income tax purposes. We have not independently examined the assets to be deposited in and held by the Trust.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

     I. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Internal Revenue Code of 1986 (the "Code") in the proportion that the number of Units held by a Unit holder bears to the total number of Units outstanding; under Subpart E, Subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of the Unit holders in the proportion described above; and an item of Trust income will have the same character in the hands of a Unit holder as it would have if the Unitholder directly owned the assets of the Trust. Each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unit holder if the Unit holder directly owned the assets of the Trust.

     II. The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Security held by the Trust. For Federal income tax purposes, a Unit holder's pro rata portion of distributions received by the Trust from a Security other than distributions which are properly designated capital gains dividends paid on REIT Shares and RIC Shares and except for properly designated exempt-interest dividends on the RIC Shares, is generally taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Security shall be treated as gain from the sale or exchange of property. However, it should be noted that under the "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act") certain dividends with respect to the Stocks, and certain ordinary income dividends with respect to the RIC Shares that are attributable to qualifying dividends received by the RIC itself, may qualify to be taxed at the same new rates that apply to net capital gain, provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009. In limited circumstances, these reduced rates may also apply to some ordinary income dividends on the REIT shares. Certain distributions on the RIC Shares and the REIT Shares may qualify as "capital gains dividends," taxable to shareholders (and accordingly to Unit holders as owners of a pro rata portion of the REIT Shares and the RIC Shares) as long-term capital gain, regardless of how long the shareholder has owned such shares. Distributions of income or capital gains declared on RIC Shares and REIT Shares in October, November or December will be deemed to have been paid to shareholders (and accordingly to Unit holders as owners of a pro rata portion of the RIC Shares and REIT Shares) on December 31 of the year they are declared, even when paid by the RIC or REIT during the following January.

     III. Gain or loss will be recognized to a Unit holder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution is received by such Unit holder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unit holder had acquired his or her Units by purchase. Such basis will be reduced, but not below zero, by the Unit holder's pro rata portion of certain types of dividends. However, any loss realized by a Unit holder with respect to the disposition of his pro rata portion of the RIC Shares and the REIT Shares, to the extent such Unit holder has owned his Units for less than six months or the Trust has held the RIC Shares or the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of the Unit holder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the RIC Shares and REIT Shares.

     IV. If the Trustee disposes of a Trust asset (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise) gain or loss will be recognized to the Unit holder (subject to various nonrecognition provisions under the Code) and the amount thereof will be measured by comparing the Unit holder's aliquot share of the total proceeds from the transaction with the basis for his or her fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which the Units were acquired) among each of the Trust's assets (as of the date on which his or her Units were acquired) ratably according to their values as of the valuation date nearest the date on which he or she purchased such Units. A Unit holder's basis in his or her Units and of his or her fractional interest in each Trust asset must be reduced, but not below zero, by the Unit holder's pro rata portion of certain dividends, not including properly designated capital gains dividends paid on RIC Shares and REIT Shares, with respect to each Security.

     If more than 50% of the value of the total assets of the RIC consist of stock or securities in foreign corporations, the RIC may elect to pass through to its shareholders the foreign income and similar taxes paid by the RIC in order to enable its share-holders to take credit (or deduction) for foreign income taxes paid by the RIC. If this election is made, unit holders of a Trust, because they are deemed to own a pro rata portion of the RIC Shares held by such Trust, as described above, must include in their gross income, for federal income tax purposes, both their portion of dividends received by such Trust from the RIC and also their portion of the amount which the RIC deems to be their portion of foreign income taxes paid with respect to, or withheld from, dividends, interest, or other income of the RIC from its foreign investments. Unit holders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations.

     V. Under the Indenture, under certain circumstances, a Unit holder tendering Units for redemption may request an in kind distribution of Securities upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in a Unit holder receiving whole Securities and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution will depend upon whether or not a Unit holder receives cash in addition to Securities. A Unit holder will not recognize gain or loss if a Unit holder only receives Trust assets in exchange for his or her pro rata portion of the assets held by the Trust. However, if a Unit holder also receives cash in exchange for a Trust asset or fractional share of an asset held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received or by the Unit holder and his or her tax basis in such Trust asset or fractional share of a Trust asset. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unit holder with respect to each Security owned by the Trust.

     A domestic corporation owning Units in the Trust may be eligible for the 70% dividends received deduction pursuant to Section 243(a) of the Code with respect to such Unit holder's pro rata portion of certain types of dividends on Stock received by such Trust (to the extent such dividends are attributable to domestic corporations), subject to the limitations imposed by Sections 246 and 246A of the Code.

     To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Dividends with respect to REIT Shares and RIC Shares are generally not eligible for the dividends received deduction.

     Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     A Unit holder will recognize taxable gain (or loss) when all or part of the pro rata interest in a Security is either sold by the Trust or redeemed or when a Unit holder disposes of his or her Units in a taxable transaction, in each case for an amount greater (or less) than his or her tax basis therefor; subject to various nonrecognition provisions of the Code.

     It should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

     It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes, foreign investors, corporations, broker-dealers or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-121989) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

     We hereby consent to the reliance upon this opinion by Emmet, Marvin & Martin, LLP, counsel for the Trustee, in rendering its opinion as to certain New York State tax matters delivered of even date herewith.

                                                          Very truly yours,

                                                      /s/ Chapman and Cutler LLP
                                                          CHAPMAN AND CUTLER LLP

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